

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 12, 2010

Mr. Thomas B. Nusz
Chairman, President, and Chief Executive Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 202
Houston, Texas 7702

Re: Oasis Petroleum Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 23, 2010
File No. 333-165212

Dear Mr. Nusz:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 21, 2010.

Prospectus Summary

Corporate Sponsorship and Structure, page 6

1. In your diagrams of ownership structure before and after giving effect to this offering, please disclose by footnote or otherwise any affiliates that are also affiliates of EnCap, Oasis Petroleum Management LLC, and/or OAS Holding Company LLC.

Use of Proceeds, page 35

2. We note your response to prior comment 8, as well as your response to prior comment 13 from our letter dated April 2, 2010. In line with your disclosure provided on page 8 of the prospectus summary, please revise your disclosure in this section to quantify, to the extent there any proceeds remaining after repaying your indebtedness, the remaining proceeds that will be used to fund exploration and development. Please provide the use of proceeds information in tabular format.

Principal and Selling Stockholders, page 111

3.   Please disclose the natural person or persons that have voting and/or dispositive power over the shares held by the entities listed. Please also tell us why EnCap is not indentified in this table, as it appears to be a principal and selling stockholder.

Closing Comments

As appropriate, please revise your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (713) 615-5531
        T. Mark Kelly
        Vinson & Elkins L.L.P.